                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13D-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(a)

                              (Amendment No. 4)(1)

                                   SIRVA, INC.
 ------------------------------------------------------------------------------
                                (Name of issuer)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
 ------------------------------------------------------------------------------
                         (Title of class of securities)

                                   82967Y 10 4
 ------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
 ------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  June 27, 2007
 ------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

            NOTE. The Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule
13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 39 Pages)

------------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 82967Y 10 4                   13D                  Page 2 of 39 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Investments, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   11,276,800(1) shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              11,276,800(1) shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    11,276,800(1) shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 5,000,000 shares of common stock issuable upon conversion of the 8%
    convertible perpetual preferred stock of the Issuer (the "Convertible
    Preferred Stock"), since issuance of such Convertible Preferred Stock could be approved by shareholders within 60 days from the date hereof. Upon receipt of shareholder approval, the Convertible Preferred Stock shall be issued to MLF Offshore Portfolio Company, L.P. ("MLF Offshore") in exchange for the 12% senior convertible note, due June 1, 2011, which MLF Offshore currently holds (the "Exchange"). As of the date hereof, the Issuer has not solicited proxies to approve the Exchange and there is no assurance that the
    Exchange will be approved by the shareholders of the Issuer within 60 days from the date hereof.

----------------------                                    ----------------------
CUSIP No. 82967Y 10 4                   13D                  Page 3 of 39 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Offshore Portfolio Company, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   11,276,800(1) shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              11,276,800(1) shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    11,276,800(1) shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 5,000,000 shares of common stock issuable upon conversion of the 8%
    convertible perpetual preferred stock of the Issuer (the "Convertible
    Preferred Stock"), since issuance of such Convertible Preferred Stock could be approved by shareholders within 60 days from the date hereof. Upon receipt of shareholder approval, the Convertible Preferred Stock shall be issued to MLF Offshore Portfolio Company, L.P. ("MLF Offshore") in exchange for the 12% senior convertible note, due June 1, 2011, which MLF Offshore currently holds (the "Exchange"). As of the date hereof, the Issuer has not solicited proxies to approve the Exchange and there is no assurance that the
    Exchange will be approved by the shareholders of the Issuer within 60 days from the date hereof.

----------------------                                    ----------------------
CUSIP No. 82967Y 10 4                   13D                  Page 4 of 39 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Cayman GP, Ltd.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   11,276,800(1) shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              11,276,800(1) shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    11,276,800(1) shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 5,000,000 shares of common stock issuable upon conversion of the 8%
    convertible perpetual preferred stock of the Issuer (the "Convertible
    Preferred Stock"), since issuance of such Convertible Preferred Stock could be approved by shareholders within 60 days from the date hereof. Upon receipt of shareholder approval, the Convertible Preferred Stock shall be issued to MLF Offshore Portfolio Company, L.P. ("MLF Offshore") in exchange for the 12% senior convertible note, due June 1, 2011, which MLF Offshore currently holds (the "Exchange"). As of the date hereof, the Issuer has not solicited proxies to approve the Exchange and there is no assurance that the
    Exchange will be approved by the shareholders of the Issuer within 60 days from the date hereof.

----------------------                                    ----------------------
CUSIP No. 82967Y 10 4                   13D                  Page 5 of 39 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Capital Management, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   11,276,800(1) shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              11,276,800(1) shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    11,276,800(1) shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 5,000,000 shares of common stock issuable upon conversion of the 8%
    convertible perpetual preferred stock of the Issuer (the "Convertible
    Preferred Stock"), since issuance of such Convertible Preferred Stock could be approved by shareholders within 60 days from the date hereof. Upon receipt of shareholder approval, the Convertible Preferred Stock shall be issued to MLF Offshore Portfolio Company, L.P. ("MLF Offshore") in exchange for the 12% senior convertible note, due June 1, 2011, which MLF Offshore currently holds (the "Exchange"). As of the date hereof, the Issuer has not solicited proxies to approve the Exchange and there is no assurance that the
    Exchange will be approved by the shareholders of the Issuer within 60 days from the date hereof.

----------------------                                    ----------------------
CUSIP No. 82967Y 10 4                   13D                  Page 6 of 39 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Holdings, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   11,276,800(1) shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              11,276,800(1) shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    11,276,800(1) shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 5,000,000 shares of common stock issuable upon conversion of the 8%
    convertible perpetual preferred stock of the Issuer (the "Convertible
    Preferred Stock"), since issuance of such Convertible Preferred Stock could be approved by shareholders within 60 days from the date hereof. Upon receipt of shareholder approval, the Convertible Preferred Stock shall be issued to MLF Offshore Portfolio Company, L.P. ("MLF Offshore") in exchange for the 12% senior convertible note, due June 1, 2011, which MLF Offshore currently holds (the "Exchange"). As of the date hereof, the Issuer has not solicited proxies to approve the Exchange and there is no assurance that the
    Exchange will be approved by the shareholders of the Issuer within 60 days from the date hereof.

----------------------                                    ----------------------
CUSIP No. 82967Y 10 4                   13D                  Page 7 of 39 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Matthew L. Feshbach
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   11,276,800(1) shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              11,276,800(1) shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    11,276,800(1) shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 5,000,000 shares of common stock issuable upon conversion of the 8%
    convertible perpetual preferred stock of the Issuer (the "Convertible
    Preferred Stock"), since issuance of such Convertible Preferred Stock could be approved by shareholders within 60 days from the date hereof. Upon receipt of shareholder approval, the Convertible Preferred Stock shall be issued to MLF Offshore Portfolio Company, L.P. ("MLF Offshore") in exchange for the 12% senior convertible note, due June 1, 2011, which MLF Offshore currently holds (the "Exchange"). As of the date hereof, the Issuer has not solicited proxies to approve the Exchange and there is no assurance that the
    Exchange will be approved by the shareholders of the Issuer within 60 days from the date hereof.

----------------------                                    ----------------------
CUSIP No. 82967Y 10 4                   13D                  Page 8 of 39 Pages
----------------------                                    ----------------------

The following constitutes Amendment No. 4 ("Amendment No. 4") to the Schedule
13D filed by the undersigned.  This Amendment No. 4 amends the Schedule 13D as specifically set forth.

      Items 5(a) is hereby amended and restated to read as follows:

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a) The aggregate percentage of Shares reported owned by each person named herein is based upon 78,964,515 Shares, which is the sum of (i) the 73,964,515
Shares outstanding as of April 30, 2007, as reported in the Issuer's Quarterly
Report on Form 10-Q, as filed with the Securities and Exchange Commission on May
4, 2007 and (ii) the 5,000,000 Shares issuable to MLF Offshore upon the conversion of the Convertible Preferred Stock issuable to MLF Offshore, subject to shareholder approval.

      As of the close of business on February 6, 2007, each of MLFI, MLF
Offshore, MLF Cayman, Mr. Feshbach, MLF Holdings and MLF Capital beneficially owned 11,276,800 Shares (consisting of (i) 6,276,800 Shares held directly by MLF
Offshore and (ii) 5,000,000 Shares issuable to MLF Offshore upon conversion of the Convertible Preferred Stock issuable to MLF Offshore, subject to shareholder approval), constituting approximately 14.3% of the Shares outstanding.

      Item 6 is hereby amended to include the following:

      On June 27, 2007, the Issuer and ValueAct and MLF Offshore, the holders of the Issuer's outstanding 10% Note agreed to amend the terms of the 10% Note (the
"Amended Note"). Under the Amended Note, interest accrues on the unpaid principal at a rate of 12% per annum, beginning on June 1, 2007. Interest is payable in the form of the Issuer's Shares quarterly in arrears on March 1, June
1, September 1 and December 1 of each year, beginning on September 1, 2007.
Interest is issued as Shares at a conversion value equal to the lesser of (a)
$2.00 per share or (b) the fair market value per share, in each case rounding down to the next whole share amount.

      The Amended Note matures on June 1, 2011 and automatically converts into
75,000 shares of the Issuer's Convertible Preferred Stock upon stockholder approval of the conversion of the Amended Note and related issuance of
Convertible Preferred Stock (the "Conversion Event"). Prior to this amendment, the 10% Note had paid an additional 2.0% of interest because the Conversion
Event did not occur before May 31, 2007. Due to the increase in the interest rate to 12.0%, the Amended Note no longer requires the payment of additional interest if a Conversion Event does not occur by a specific date. All other terms of the 10% Note remain unchanged. For a description of the other terms of the Notes, see the Issuer's Current Report on Form 8-K filed with the "SEC" on
September 29, 2006.

      The description of the Amended Note set forth above is qualified in its entirety by reference to the actual terms of the Amended Note, which is attached hereto as Exhibit 6 and is incorporated herein by reference.

      In connection with the issuance of the Amended Note, the Issuer also amended and restated the Certificate of Designations (the "Amended Certificate
of Designations") for its Convertible Preferred Stock. Under the Amended
Certificate of Designations, if the Issuer is unable to pay dividends on the
Convertible Preferred Stock on a dividend payment date, the liquidation preference of the shares will be increased by the accretion amount in respect of the unpaid dividends and that accreted amount will be convertible into Shares at a conversion value equal to the lesser of (a) $2.00 per share or (b) the fair market value per share, in each case rounding down to the next whole share amount. All other terms of the Convertible Preferred Stock remain unchanged. For a description of the other terms of the Convertible Preferred Stock, see the
Issuer's Current Report on Form 8-K filed with the SEC on September 29, 2006.

      The description of the Convertible Preferred Stock set forth above is qualified in its entirety by reference to the actual terms of the Amended
Certificate of Designations, which is attached hereto as Exhibit 8 and is incorporated herein by reference.

      In addition, on June 27, 2007, the Issuer, ValueAct and MLF Offshore
entered into Amendment No. 1 to the Registration Rights Agreement (the
"Registration Rights Amendment"), dated as of September 29, 2006, among the
Issuer, ValueAct and MLF Offshore. The Registration Rights Amendment, among other matters, amends the definition of "Registrable Securities" to include any shares of SIRVA's common stock that are issued as interest payments on the
Amended Notes. The Registration Rights Amendment also amends the definition of
"Filing Deadline" to require the Issuer to file a registration statement on the earlier of (a) 60 days after the date the Amended Note is converted into the
Convertible Preferred Stock or (2) 60 days after the Issuer has filed all materials required to be filed pursuant to Sections 13, 14 or 15(d) of the
Securities and Exchange Act of 1934, as amended, for a period of at least twelve calendar months. Other changes included in the Registration Rights Amendment are to reflect the terms of the Amended Note.

      In addition, on June 27, 2007, the Issuer, ValueAct and MLF Offshore
entered into Amendment No. 1 to the Registration Rights Agreement (the
"Registration Rights Amendment"), dated as of September 29, 2006, among the
Issuer, ValueAct and MLF Offshore. The Registration Rights Amendment, among other matters, amends the definition of "Registrable Securities" to include any shares of SIRVA's common stock that are issued as interest payments on the
Amended Notes. The Registration Rights Amendment also amends the definition of
"Filing Deadline" to require the Issuer to file a registration statement on the earlier of (a) 60 days after the date the Amended 10% Note is converted into the
Convertible Preferred Stock or (2) 60 days after the Issuer has filed all materials required to be filed pursuant to Sections 13, 14 or 15(d) of the
Securities and Exchange Act of 1934, as amended, for a period of at least twelve calendar months. Other changes included in the Registration Rights Amendment are to reflect the terms of the Amended 10% Note.

----------------------                                    ----------------------
CUSIP No. 82967Y 10 4                   13D                  Page 9 of 39 Pages
----------------------                                    ----------------------

      The description of the Registration Rights Amendment set forth above is qualified in its entirety by reference to the actual terms of the Registration
Rights Amendment, which is attached hereto as Exhibit 7 and is incorporated herein by reference

      Item 7 is hereby amended to include the following exhibits:

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

      No.   Exhibit Description
      ---   -------------------

      6.    Form of 12% Convertible Notes Due June 1, 2011.

      7.    Amendment No. 1 to Registration Rights Agreement, dated as of June
            27, 2007, by and among SIRVA, Inc., ValueAct Capital Master Fund,
            L.P. and MLF Offshore Portfolio Company, L.P.

      8.    Amended and Restated Certificate of Designations of 8.00%
            Convertible Perpetual Preferred Stock of SIRVA, Inc.

----------------------                                    ----------------------
CUSIP No. 82967Y 10 4                   13D                  Page 10 of 39 Pages
----------------------                                    ----------------------

                                   SIGNATURES

      After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2007

                                    /s/ Matthew L. Feshbach
                                    --------------------------------------------
                                    MATTHEW L. FESHBACH

                                    MLF INVESTMENTS, LLC

                                    By: /s/ Matthew L. Feshbach
                                        ----------------------------------------
                                        Name: Matthew L. Feshbach
                                        Title: Managing Member

                                    MLF OFFSHORE PORTFOLIO COMPANY, L.P.

                                    By: MLF Cayman GP, Ltd.
                                        Title: General Partner

                                    By: MLF Capital Management, L.P.
                                        Sole shareholder

                                    By: MLF Holdings, LLC,
                                        General Partner

                                    By: /s/ Matthew L. Feshbach
                                        ----------------------------------------
                                        Name: Matthew L. Feshbach
                                        Title: Managing Member

                                    MLF CAYMAN GP, LTD.

                                    By: MLF Capital Management, L.P.
                                        Sole shareholder

                                    By: MLF Holdings, LLC,
                                        General Partner

                                    By: /s/ Matthew L. Feshbach
                                        ----------------------------------------
                                        Name: Matthew L. Feshbach
                                        Title: Managing Member

----------------------                                    ----------------------
CUSIP No. 82967Y 10 4                   13D                  Page 11 of 39 Pages
----------------------                                    ----------------------

                                    MLF CAPITAL MANAGEMENT, L.P.

                                    By: MLF Holdings, LLC
                                        General Partner

                                    By: /s/ Matthew L. Feshbach
                                        ----------------------------------------
                                        Name: Matthew L. Feshbach
                                        Title: Managing Member

                                    MLF HOLDINGS, LLC

                                    By: /s/ Matthew L. Feshbach
                                        ----------------------------------------
                                        Name: Matthew L. Feshbach
                                        Title: Managing Member

----------------------                                    ----------------------
CUSIP No. 82967Y 10 4                   13D                  Page 12 of 39 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX

                 Exhibit                                             Page
                 -------                                              ----
1.  Joint Filing Agreement by and among MLF Investments,       Previously filed.
    LLC, MLF Offshore Portfolio Company, L.P., MLF Cayman
    GP, Ltd., MLF Capital Management, L.P., MLF Holdings,
    LLC and Matthew L. Feshbach, dated June 28, 2005.

2.  Securities Purchase Agreement, dated as of September 25,   Previously filed.
    2006, by and between Sirva, Inc., ValueAct Capital
    Master Fund, L.P. and MLF Offshore Portfolio Company,
    L.P.

3.  Form of Sirva, Inc. 10% Senior Convertible Note due June   Previously filed.
    1, 2011

4.  Registration Rights Agreement, dated as of September 29,   Previously filed.
    2006, by and among Sirva, Inc., ValueAct Capital Master
    Fund, L.P. and MLF Offshore Portfolio Company, L.P.

5.  Voting Agreement, dated as of September 29, 2006, among    Previously filed.
    ValueAct Capital Master Fund, L.P., MLF Offshore
    Portfolio Company, L.P., Clayton, Dubilier & Rice Fund V
    Limited Partnership and Clayton, Dubilier & Rice Fund VI
    Limited Partnership.

6.  Form of 12% Convertible Notes Due June 1, 2011.                  13 to 26

7.  Amendment No. 1 to Registration Rights Agreement, dated          27 to 33
    as of June 27, 2007, by and among SIRVA, Inc., ValueAct
    Capital Master Fund, L.P. and MLF Offshore Portfolio
    Company, L.P.

8.  Amended and Restated Certificate of Designations of              34 to 39
    8.00% Convertible Perpetual Preferred Stock of SIRVA,
    Inc.

----------------------                                    ----------------------
CUSIP No. 82967Y 10 4                   13D                  Page 13 of 39 Pages
----------------------                                    ----------------------

THIS SECURITY (OR ITS PREDECESSOR) WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT
FROM REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED
(THE "SECURITIES ACT"), AND THIS SECURITY MAY NOT BE OFFERED, SOLD OR OTHERWISE
TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION
THEREFROM. EACH PURCHASER OF THIS SECURITY IS HEREBY NOTIFIED THAT THE SELLER OF
THIS SECURITY MAY BE RELYING ON AN EXEMPTION FROM THE PROVISIONS OF SECTION 5 OF
THE SECURITIES ACT.

THE HOLDER OF THIS SECURITY AGREES FOR THE BENEFIT OF THE COMPANY THAT (A) THIS
SECURITY MAY BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (I) IF
THIS SECURITY IS ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES
ACT, TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED
INSTITUTIONAL BUYER (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) IN A
TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (II) PURSUANT TO AN EXEMPTION
FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF
AVAILABLE), (III) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE
SECURITIES ACT, (IV) TO THE COMPANY OR ANY OF ITS SUBSIDIARIES, OR (V) PURSUANT
TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE
SECURITIES ACT (AND BASED ON AN OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY),
IN EACH OF CASES (I) THROUGH (V) IN ACCORDANCE WITH ANY APPLICABLE SECURITIES
LAWS OF ANY STATE OF THE UNITED STATES, AND (B) THE HOLDER WILL, AND EACH
SUBSEQUENT HOLDER IS REQUIRED TO, NOTIFY ANY SUBSEQUENT PURCHASER OF THIS
SECURITY FROM IT OF THE RESALE RESTRICTIONS REFERRED TO IN CLAUSE (A) ABOVE.

                                   SIRVA, INC.

                      12% CONVERTIBLE NOTE DUE JUNE 1, 2011

No. 2

$15,000,000                                                        June 27, 2007

            SIRVA, Inc., a Delaware Corporation (the "COMPANY" which term includes any successor Company or other successor business entity), for value received, hereby promises to pay to MLF Offshore Portfolio Company, L.P. (or its
successors and permitted assigns) ("HOLDER"), the principal sum of Fifteen
Million Dollars ($15,000,000) (the "PRINCIPAL AMOUNT") on the Maturity Date (as
defined below), together with accrued interest on the unpaid balance of the principal amount of this Note at the rate of twelve percent (12%) per annum. The maturity date under this Note shall be June 1, 2011 (the "MATURITY DATE").
Certain defined terms used in this Note have the meanings assigned to them in
Section 21.

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CUSIP No. 82967Y 10 4                   13D                  Page 14 of 39 Pages
----------------------                                    ----------------------

      1.    INTEREST. Interest ("INTEREST") on this Note shall accrue on the unpaid principal at a per annum rate of 12% beginning on June 1, 2007. Interest shall be payable in the form of Common Stock quarterly in arrears on the
Quarterly Interest Payment Date and on the Maturity Date or any other date this
Note is paid in full, commencing on the first Quarterly Interest Payment Date following the Issuance Date. The number of shares of Common Stock to be issued on each Quarterly Interest Payment Date and on the Maturity Date or any other date this Note is paid in full shall be equal to the Interest due divided by the lesser of (a) $2.00 per share or (b) the Market Value per share, rounding down to the next whole share amount. All such shares shall be issued in the name of the Holder or its designee and shall be fully paid and non-assessable and subject only to transfer restrictions which are similar to those set forth in the Securities Purchase Agreement. Interest will be computed on the basis of a
365-day year and actual days elapsed.

      2.    PAYMENTS OF PRINCIPAL. On the Maturity Date or upon redemption in accordance with Section 5(b) or Section 6, the Company shall pay to the Holder an amount in cash equal to the Principal Amount.

      3.    METHOD OF PAYMENT. The Company shall pay the Principal Amount in currency of the United States that at the time of payments is legal tender for payment of public and private debts. Payments shall be made to the Holder by wire transfer of immediately available funds to the account designated in writing by the Holder or by such other means designated in writing by the Holder and provided to the Company at least five Business Days before any such payment.
If the Principal Amount and accrued Interest on this Note are not paid in accordance with its terms, the Company shall pay to the Holder, in addition to the Principal Amount and accrued Interest thereon, all costs of collection of the Principal Amount and accrued Interest, including, but not limited to, reasonable attorneys' fees, court costs and other costs for the enforcement of payment of this Note.

      4.    CONVERSION.

            (a)   CONVERSION AFTER CONVERSION EVENT. Upon the Conversion Event,
each $1,000 of the Original Principal Amount shall automatically convert into one (1) share ("CONVERSION SHARES") of Convertible Preferred Stock, subject to any applicable laws.

            (b)   COVENANTS. The Company covenants and agrees that so long as this Note is outstanding, (i) the Company shall have authorized and reserved a sufficient number of shares of Convertible Preferred Stock to enable the Holder to convert this Note into Convertible Preferred Stock, in addition to any other

----------------------                                    ----------------------
CUSIP No. 82967Y 10 4                   13D                  Page 15 of 39 Pages
----------------------                                    ----------------------

terms and preferences agreed to by the Holder in writing, and (ii) the Company shall issue the shares of Convertible Preferred Stock upon conversion of this
Note in accordance with the terms hereof. The Company further covenants to cause the shares of Convertible Preferred Stock, when issued pursuant to this Section
4, to be fully paid and nonassessable, and free from all taxes, liens and charges with respect to the issuance thereof (other than any liens that may be imposed pursuant to applicable securities laws).

            (c)   PROCEDURE. The Company shall immediately provide written
notice to the Holder after the Conversion Event. Upon prompt surrender of the
Note to the Company by the Holder after the Conversion Event, the Company shall issue and deliver the Conversion Shares to the Holder on behalf of the Company and pay any accrued and unpaid Interest owed to the Holder up to and including the Conversion Date. The Holder shall be deemed to have become the holder of record of, and shall be treated for all purposes as the record holder of, the
Conversion Shares issuable hereunder (and such Conversion Shares shall be deemed to have been issued) the day following the Conversion Date.

      5.    EVENTS OF DEFAULT; RIGHTS UPON EVENT OF DEFAULT

            (a)   EVENTS OF DEFAULT. Each of the following events shall
constitute an "Event of Default":

                  (i)   the Company's failure to pay to the Holder any amount of
Principal, Interest or other amounts when and as due under this Note (including, without limitation, the Company's failure to pay any redemption payments or amounts hereunder), which such failure continues for a period of at least 30 days;

                  (ii)  default in the performance, or breach, of any covenant or warranty of the Company in the Transaction Documents or any other agreement, document, certificate or other instrument delivered in connection with the transactions contemplated hereby and thereby to which the Holder is a party and continuance of such default or breach for a period of 30 days after there has been given, by registered or certified mail, to the Company by a Holder of at least 20% in principal amount of the then outstanding Notes a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "notice of default" hereunder;

                  (iii) a default under any bonds, debentures, notes or other evidences of indebtedness for money borrowed of the Company or under any mortgages, indentures or instruments under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the
Company, whether such indebtedness now exists or shall hereafter be created, which indebtedness, individually or in the aggregate, has a principal amount outstanding in excess of $10,000,000, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such indebtedness having been discharged, or such acceleration having been rescinded or annulled, within a period of 30 days after there shall have been given, by registered or

----------------------                                    ----------------------
CUSIP No. 82967Y 10 4                   13D                  Page 16 of 39 Pages
----------------------                                    ----------------------

certified mail, to the Company by the Holders of at least 20% in principal amount of the then outstanding Notes, a written notice specifying such default and requiring the Company to cause such indebtedness to be discharged or cause such acceleration to be rescinded or annulled and stating that such notice is a
"notice of default" hereunder (unless such default has been cured or waived);

                  (iv)  a final judgment or judgments for the payment of money aggregating in excess of $10,000,000 are rendered against the Company or any of its Subsidiaries and which judgments are not, within 30 days after the entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within 30 days after the expiration of such stay; provided, however, that any judgment which is covered by insurance or an indemnity from a credit worthy party shall not be included in calculating the $10,000,000 amount set forth above so long as the Company provides the Holder a written statement from such insurer or indemnity provider (which written statement shall be reasonably satisfactory to the Holder) to the effect that such judgment is covered by insurance or an indemnity and the Company will receive the proceeds of such insurance or indemnity within 30 days of the issuance of such judgment;

                  (v)   the Company or any Subsidiary (as defined in the
Securities Purchase Agreement) pursuant to or within the meaning of any
Bankruptcy Law:

                        (1)   commences a voluntary case,

                        (2)   consents to the entry of an order for relief
against it in an involuntary case,

                        (3)   consents to the appointment of a Custodian of it
or for all or substantially all of its property, or

                        (4)   makes a general assignment for the benefit of its
creditors; or

                        (5)   a court of competent jurisdiction enters an order
or decree under any Bankruptcy Law that:

                              (a) is for relief against the Company or any
Subsidiary in an involuntary case,

                              (b) appoints a Custodian of the Company or
any Subsidiary or for all or substantially all of the property of any of them, or

                              (c) orders the winding up or liquidation of
the Company or any Subsidiary, and the order or decree remains unstayed and in effect for 30 days.

----------------------                                    ----------------------
CUSIP No. 82967Y 10 4                   13D                  Page 17 of 39 Pages
----------------------                                    ----------------------

As used in this Section 5(a), the term "BANKRUPTCY LAW" means title 11, U.S.
Code or any similar Federal or State law for the relief of debtors and the term
"CUSTODIAN" means any receiver, trustee, assignee, liquidator or other similar official under any Bankruptcy Law.

            (b)   CONSEQUENCES OF EVENT OF DEFAULT. Promptly after the Company has knowledge of the occurrence of an Event of Default or any event which with the giving of notice or the passage of time, or both, could become such an Event of Default with respect to this Note or any other Note, the Company shall deliver written notice thereof via facsimile and overnight courier to the
Holder. At any time after the occurrence and during the continuance of an Event of Default, the Holder may require the Company to redeem this Note. The Holder may effect the redemption by sending written notice ("REDEMPTION NOTICE") to the
Company stating the Holder has elected to exercise the redemption option, surrendering the Note and providing payment instructions. The Company shall have ten days to pay the Principal Amount plus any accrued but unpaid Interest up to and including the payment date ("REDEMPTION PRICE") upon receipt of the
Redemption Notice. The Company shall pay the Redemption Price in cash (except for any accrued Interest). The Holder shall be entitled to seek any available remedy for the enforcement of this Note, including for the payment of any
Redemption Price. Nothing shall preclude the Holder from pursuing or obtaining specific performance or other equitable relief with respect to this Note.

      6.    REDEMPTION.

            (a)   FUNDAMENTAL CHANGE REDEMPTION. The Holder shall have the
option to have the Company redeem the Note at the Redemption Price if a
Fundamental Change occurs ("FUNDAMENTAL CHANGE REDEMPTION"). The Holder may effect the Fundamental Change Redemption, by delivering a Redemption Notice to the Company stating the Holder has elected to exercise the Fundamental Change
Redemption, surrendering the Note and providing payment instructions. The
Company shall have ten days to pay the Redemption Price upon receipt of the
Redemption Notice. The Company shall pay the Redemption Price in cash (except for any accrued Interest).

            (b)   LIMITATION ON FUNDAMENTAL CHANGE REDEMPTION. A Fundamental
Change Redemption is subject to the Company's obligation to repay or repurchase any Indebtedness that may be required to be repaid or repurchased in connection with a Fundamental Change and to any contractual restrictions contained in the terms of any Indebtedness that the Company has at that time. If a Redemption
Option is exercised at a time when the Company is prohibited from redeeming this
Note for cash under the terms of any Indebtedness, the Company shall use reasonable best efforts to obtain the consent of its lenders to redeem this Note for cash or attempt to refinance the debt containing such prohibition.

      7.    LIMITATION ON INDEBTEDNESS. As long as the Notes remain outstanding, the Company shall not, without the prior written consent of the holders of the
Notes representing at least a majority of the aggregate principal amount of the
Notes, create or issue any series or class of stock, any promissory notes or incur other Indebtedness which ranks senior to the Notes in right of payment, whether in respect of payment of redemptions, interest, damages or upon

----------------------                                    ----------------------
CUSIP No. 82967Y 10 4                   13D                  Page 18 of 39 Pages
----------------------                                    ----------------------

liquidation or dissolution or otherwise after the date hereof, except such consent shall not be necessary for Indebtedness pursuant to the Credit Agreement or relating to a refinancing of the Credit Agreement (defined below) and
Indebtedness relating to working capital not to exceed $50,000,000 in the aggregate.

      8.    EXISTENCE OF LIENS. So long as the Notes remain outstanding, the
Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly, allow or suffer to exist any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets
(including accounts and contract rights) owned by the Company or any of its
Subsidiaries other than Permitted Liens and Liens permitted by the Credit
Agreement.

      9.    RESTRICTION ON REDEMPTION AND DIVIDENDS. So long as the Notes remain outstanding, the Company shall not, directly or indirectly, (A) repurchase
(other than the repurchase of shares of Common Stock from employees in connection with loans made to such employees prior to the date hereof), redeem, or declare or pay any cash dividend or distribution on, the Common Stock or (B)
distribute any material property or assets of any kind to holders of the Common
Stock in respect of the Common Stock.

      10.   AMENDMENT AND WAIVER.

            (a)   CONSENT REQUIRED. Any term, covenant, agreement or condition of this Note may, with the consent of the Company and the Holders, be amended or compliance therewith may be waived (either generally or in a particular instance and either retroactively or prospectively) if the Company shall have obtained the consent in writing of the Holders of at least 50% in principal amount of the then outstanding Notes.

            (b)   EFFECT OF AMENDMENT OR WAIVER. Any amendment or waiver shall be binding upon each future holder of this Note and upon the Company and the
Holder, whether or not this Note shall have been marked to indicate such amendment or waiver. No such amendment or waiver shall extend to or affect any obligation not expressly amended or waived or impair any right consequent thereon.

      11.   TRANSFER. This Note (or any portion of it) and any shares of
Convertible Preferred Stock issued upon conversion of this Note may be offered, sold, assigned or transferred by a Holder without the consent of the Company, subject only to the provisions of Sections 2(d) and 2(e) of the Securities
Purchase Agreement.

      12.   REISSUANCE OF A NOTE.

            (a)   TRANSFER. If this Note is to be transferred, the Holder shall surrender this Note to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Note (in accordance with Section
12(c)), registered as the Holder may request, representing the Principal Amount being transferred by the Holder.

----------------------                                    ----------------------
CUSIP No. 82967Y 10 4                   13D                  Page 19 of 39 Pages
----------------------                                    ----------------------

            (b)   LOST, STOLEN OR MUTILATED NOTE. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note, and, in the case of loss, theft or destruction, of an indemnity bond in the Principal Amount of the Note and an indemnification undertaking by the Holder to the Company, which undertaking shall be reasonably satisfactory to the Company, and, in the case of mutilation, upon surrender and cancellation of this Note, the Company shall execute and deliver to the Holder a new Note (in accordance with Section 12(c)) representing the Principal Amount.

            (c)   ISSUANCE OF NEW NOTES. Whenever the Company is required to issue a new Note pursuant to the terms of this Note, such new Note (i) shall be of like tenor with this Note, (ii) shall represent, as indicated on the face of such new Note, the Principal Amount, (iii) shall have an issuance date, as indicated on the face of such new Note, which is the same as the Issuance Date of this Note and (iv) shall have the same rights and conditions as this Note.

      13.   REMEDIES, CHARACTERIZATIONS, OTHER OBLIGATIONS, BREACHES AND
INJUNCTIVE RELIEF. The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note and any of the other
Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the
Holder's right to pursue actual damages for any failure by the Company to comply with the terms of this Note. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

      14.   PAYMENT OF COLLECTION, ENFORCEMENT AND OTHER COSTS. If (a) this Note is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the Holder otherwise takes action to collect amounts due under this Note or to enforce the provisions of this Note or (b) there occurs any bankruptcy, reorganization, receivership of the Company or other proceedings affecting Company creditors' rights and involving a claim under this Note, then the Company shall pay the reasonable costs incurred by the Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, but not limited to, reasonable attorneys' fees and disbursements.

      15.   FAILURE OR INDULGENCE NOT WAIVER. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

----------------------                                    ----------------------
CUSIP No. 82967Y 10 4                   13D                  Page 20 of 39 Pages
----------------------                                    ----------------------

      16.   CANCELLATION. After the Principal Amount and accrued Interest and other amounts at any time owed on this Note have been paid in full, this Note shall automatically be deemed canceled, shall be surrendered to the Company for cancellation and shall not be reissued.

      17.   NOTICES. All notices, requests, consents and demands shall be made in writing and shall be given by fax or registered or certified mail postage prepaid to the following addresses:

if to the Company, to

SIRVA, Inc.
700 Oakmont Lane
Westmont, IL 60559
Facsimile:  (630) 468-4706
Attention:  General Counsel

with a copy to:

Winston & Strawn LLP
35 West Wacker Drive
Chicago, Illinois  60601
Facsimile:  (312) 558-5700
Attention:  R. Cabell Morris, Jr., Esq.

if to the Holder, to:

MLF Offshore Portfolio Company, L.P.
455 N. Indian Rocks Road, Suite B
Belleair Bluffs, FL 33770
Facsimile:  (727) 450-4959
Attention: Matthew L. Feshbach

with a copy to:

Olshan Grundman Frome Rosenzweig & Wolosky LLP
65 East 55th Street
New York, NY 10022
Facsimile: (212) 451-2222
Attention:  Michael R. Neidell

or to such other address as may be furnished in writing to the Company or the
Holder, as applicable. Unless otherwise indicated herein, notices hereunder shall be effective (and deemed to be received) when delivered, if delivered personally, or, if sent by mail, when mailed or, if faxed, when faxed during normal business hours (with written confirmation of receipt). The Company hereby

----------------------                                    ----------------------
CUSIP No. 82967Y 10 4                   13D                  Page 21 of 39 Pages
----------------------                                    ----------------------

expressly waives presentment, demand, and protest, notice of demand, dishonor and nonpayment of this Note, and all other notices or demands of any kind in connection with the delivery, acceptance, performance, default or enforcement hereof, and hereby consents to any delays, extensions of time, renewals, waivers or modifications that may be granted or consented to by the Holder with respect to the time of payment or any other provision thereof.

      18.   GOVERNING LAW. This Note shall be deemed a contract under, and shall be governed and construed in accordance with, the laws of the State of New York without giving effect to principles of conflicts of laws.

      19.   SUCCESSORS, ETC.; ENTIRE AGREEMENT; ASSIGNMENT. This Note shall be binding upon the Company and its successors and assigns (but the obligations of the Company hereunder may not be transferred without the written consent of the
Holder) and shall inure to the benefit of the Holder and its respective successors and assigns. This Note constitutes the entire agreement between the parties, superseding all prior understandings and writings, with respect to the indebtedness represented hereby. In the event of any assignment of this Note, whether in whole or in part, the Holder shall as promptly as practicable following such assignment give written notice to the Company.

      20.   HEADINGS. The section headings of this Note are for convenience only and shall not affect the meaning or interpretation of this Note or any provision hereof.

      21.   DEFINITIONS.

            "BUSINESS DAY" means any day except a Saturday, Sunday or other day on which commercial banking institutions in New York City are authorized by law or executive order to close.

            "CAPITAL STOCK" of any Person means any and all shares, interests, participations or other equivalents however designated of corporate stock or other equity participations, including partnership interests, whether general or limited, of such Person and any rights (other than debt securities convertible or exchangeable into an equity interest), warrants or options to acquire an equity interest in such Person.

            "CLOSING SALE PRICE" on any date means the closing sale price per share (or, if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in the composite transactions for the principal U.S. securities exchange on which the Common Stock is traded or, if the Common Stock is not listed on a U.S. national or regional securities exchange, as reported by the Nasdaq Stock Market. If the Common Stock is not
listed for trading on a U.S. national or regional securities exchange and not reported by the Nasdaq Stock Market on the relevant date, the Closing Sale Price shall be the last quoted bid price for the Common Stock in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization. In the absence of such a quotation, the Closing Sale Price of the Common Stock will be an amount determined in good faith by the Board of
Directors of the Company to be the fair market value of such Common Stock, and such determination shall be conclusive.

----------------------                                    ----------------------
CUSIP No. 82967Y 10 4                   13D                  Page 22 of 39 Pages
----------------------                                    ----------------------

            "COMMON STOCK" means the Company's Common Stock, par value $0.01 a share.

            "CONVERSION DATE" means the date of shareholder approval of the
Conversion Event.

            "CONVERSION EVENT" means shareholder approval by holders of a majority of the shares of Common Stock of issuance of the Convertible Preferred
Stock and conversion of the Notes into 75,000 shares of Convertible Preferred
Stock.

            "CONVERTIBLE PREFERRED STOCK" means the Company's 8% Convertible
Preferred Stock, par value $0.01 per share, having the terms and preferences set forth in the form of the Amended and Restated Certificate of Designation attached to this Note as Exhibit A.

            "CREDIT AGREEMENT" means the Credit Agreement, dated as of December
1, 2003, as amended from time to time, among SIRVA Worldwide, Inc., a Delaware corporation, the Foreign Subsidiary Borrowers from time to time parties thereto, the several banks and other financial institutions from time to time parties thereto, JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank), as administrative agent, and the other Agents parties thereto.

            "ELIGIBLE MARKET" means any of The New York Stock Exchange Inc., The
Nasdaq National Market, The Nasdaq SmallCap Market or the American Stock
Exchange.

            "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended.

            "FUNDAMENTAL CHANGE" means any transaction, series of related transactions or events (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which:

            (a)   a "person" or "group" within the meaning of Section 13(d) of the Exchange Act other than the Company, its Subsidiaries or any employee benefit plan of the Company or any of its Subsidiaries, files a Schedule TO or any schedule, form or report under the Exchange Act disclosing that the person or group has become the direct or indirect ultimate "beneficial owner", as defined in Rule 13d-3 under the Exchange Act, of the Voting Stock of the Company representing more than 50% of the voting power of its Voting Stock;

            (b)   consummation of any share exchange, consolidation or merger of the Company pursuant to which the Common Stock will be converted into cash, securities or other property or any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of the Company and its Subsidiaries, taken as a whole, to any Person other than a Subsidiary of the Company ("TRANSFEREE"); provided, however, that a transaction where the holders of more than 50% of all classes of the Voting Stock of the Company immediately prior to the transaction own, directly or indirectly, more than 50% of all classes of Voting Stock of the continuing or surviving Company or Transferee immediately after the event shall not be a Fundamental Change;

----------------------                                    ----------------------
CUSIP No. 82967Y 10 4                   13D                  Page 23 of 39 Pages
----------------------                                    ----------------------

            (c)   the Company is liquidated or dissolved or holders of its
Capital Stock approve any plan or proposal for its liquidation or dissolution;
or

            (d)   the Common Stock ceases to be listed on an Eligible Market in the United States and the Common Stock is not relisted on a national securities exchange in the United States within five months of such delisting.

provided, however, that a Fundamental Change shall not be deemed to have occurred under Subsection (b) to this definition if (i) 100% of the consideration (excluding cash payments for fractional shares and cash payment pursuant to statutory appraisal rights) in the transaction or transactions consists of shares of common stock of a United States company with full voting rights traded on an Eligible Market or quoted on the NASDAQ Stock Market (or which shall be so traded or quoted when issued or exchanged in connection with such transaction), (ii) as a result of such transaction or transactions this
Note shall become convertible solely into such common stock on terms at least as favorable as the terms in which the Convertible Preferred Stock can be converted into Common Stock as set forth in the form of the Amended and Restated
Certificate of Designation attached to this Note as Exhibit A and (iii) the
Transferee expressly assumes such obligations.

            "INDEBTEDNESS" means, as to any Person at any date, (a) all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services (other than trade liabilities incurred in the ordinary course of business and payable in accordance with customary practices),
(b) any other indebtedness of such Person which is evidenced by a note, bond, debenture or similar instrument, (c) all obligations of such Person under
Financing Leases (as defined in the Credit Agreement), (d) all obligations of such Person in respect of bankers' acceptances issued or created for the account of such Person, (e) for purposes of Section 7 only, all obligations of such
Person in respect of interest rate protection agreements, interest rate futures, interest rate options, interest rate caps and any other interest rate hedge arrangements and (f) all indebtedness or obligations of the types referred to in the preceding clauses (a) through (e) to the extent secured by any Lien on any property owned by such Person even though such Person has not assumed or otherwise become liable for the payment thereof. Notwithstanding the foregoing, in no event shall "Indebtedness" include (i) obligations of SIRVA Relocation,
LLC, The Rowan Group plc, any of their respective Subsidiaries or any other
Subsidiary of SIRVA Worldwide, Inc. primarily engaged in the business of providing relocation services, including home sale and purchase assistance, management of tenant responsibilities and other services to corporations that assist employees in their relocation needs, and other business related thereto, to make payments under or with respect to mortgage notes payable in the ordinary course of business in connection with the provision of relocation services or
(ii) such mortgage notes.

            "ISSUANCE DATE" means the date this Note was issued as set forth on the first page hereof.

----------------------                                    ----------------------
CUSIP No. 82967Y 10 4                   13D                  Page 24 of 39 Pages
----------------------                                    ----------------------

            "MARKET VALUE" means, with respect to any date of determination, the average Closing Sale Price of the Common Stock for a five consecutive Trading
Day period preceding the day preceding the date of determination.

            "NOTE" means this Note and any other notes issued pursuant to the terms hereof or of the Securities Purchase Agreement.

            "PERMITTED LIENS" means (i) any lien for taxes not yet due or delinquent or being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with generally acceptable accounting principles in the United States applied on a consistent basis, (ii)
any statutory lien arising in the ordinary course of business by operation of law with respect to a liability that is not yet due or delinquent, (iii) any lien created by operation of law, such as materialmen's liens, mechanics' liens and other similar liens, arising in the ordinary course of business with respect to a liability that is not yet due or delinquent, (iv) deposits, pledges or liens (other than liens arising under ERISA) securing (A) obligations incurred in respect of workers' compensation, unemployment insurance or other forms of governmental insurance or benefits, (B) the performance of bids, tenders, leases, contracts (other than for the payment of money) and statutory obligations or (C) obligations on surety or appeal bonds, but only to the extent such deposits, pledges or liens are incurred or otherwise arise in the ordinary course of business and secure obligations not past due or delinquent, (v)
restrictions on the use of real property and minor irregularities in the title thereto which do not (A) secure obligations for the payment of money or (B)
materially impair the value of such property or its use in the ordinary course of business, (vi) any minor imperfection of title or similar lien which individually or in the aggregate with other such liens would not reasonably be expected to have a Material Adverse Effect, (vii) any lien created in connection with the Credit Agreement and (viii) any lien created in connection with the incurrence of Indebtedness existing prior to the issuance of this Note.

            "PERSON" means any individual, corporation, limited liability company, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

            "QUARTERLY INTEREST PAYMENT DATE" means the 1st day of March, June,
September, and December, unless such day does not fall on a Business Day, in which it becomes the first Business Day subsequent to the 1st day of the respective month.

            "SECURITIES PURCHASE AGREEMENT" means the Securities Purchase
Agreement, dated as of September 25, 2006, by and between the Company and
Holder.

            "SUBSIDIARY" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such
Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership (A) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (B)
the only general partners of which are such Person or of one or more
Subsidiaries of such Person (or any combination thereof).

----------------------                                    ----------------------
CUSIP No. 82967Y 10 4                   13D                  Page 25 of 39 Pages
----------------------                                    ----------------------

            "TRADING DAY" means a day during which (i) trading in the Common
Stock generally occurs and (ii) a Closing Sale Price for the Common Stock is provided on the New York Stock Exchange or, if the Common Stock is not listed on the New York Stock Exchange, on the principal other U.S. national or regional securities exchange on which the Common Stock is listed or, if the Common Stock is not listed on a U.S. national or regional securities exchange, on the principal other market on which the Common Stock is then traded.

            "TRANSACTION DOCUMENTS" means this Note, the Securities Purchase
Agreement, and the Registration Rights Agreement (as defined in the Securities
Purchase Agreement) and each of the other documents entered into or delivered by the parties hereto in connection with the transactions contemplated by this
Note.

            "VOTING STOCK" of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

----------------------                                    ----------------------
CUSIP No. 82967Y 10 4                   13D                  Page 26 of 39 Pages
----------------------                                    ----------------------

      IN WITNESS WHEREOF, the Company has caused this Note to be executed by its duly authorized officer.

Dated as of: June ____, 2007

                                    SIRVA, INC.

                                    By:
                                        ---------------------------------
                                        Name:
                                        Title:

----------------------                                    ----------------------
CUSIP No. 82967Y 10 4                   13D                  Page 27 of 39 Pages
----------------------                                    ----------------------

                                    EXHIBIT A

            Form of Amended and Restated Certificate of Designations

----------------------                                    ----------------------
CUSIP No. 82967Y 10 4                   13D                  Page 28 of 39 Pages
----------------------                                    ----------------------

                AMENDMENT NO. 1 TO REGISTRATION RIGHTS AGREEMENT

            THIS AMENDMENT NO. 1 TO REGISTRATION RIGHTS AGREEMENT (this
"AMENDMENT") is made and entered into as of June 27, 2007, by and among SIRVA,
Inc., a Delaware corporation (the "COMPANY"), ValueAct Capital Master Fund,
L.P., a British Virgin Islands limited partnership ("VALUEACT"), and MLF
Offshore Portfolio Company, L.P., a Cayman Islands limited partnership ("MLF"
and together with ValueAct, the "PURCHASERS"), amending the Registration Rights
Agreement dated as of September 29, 2006 (the "REGISTRATION RIGHTS AGREEMENT")
by and among the Company and the Purchasers.

            WHEREAS, the Company has replaced the Company's 10.00% Convertible
Notes due June 1, 2011 with the Company's 12.00% Convertible Notes due June 1,
2011 to among other matters, increase the interest rate to 12.00% per annum and change the form of payment of interest to shares of Common Stock.

            WHEREAS, the parties wish to amend the Registration Rights Agreement to among other matters, provide for the registration of the Common Stock
Interest;

            WHEREAS, the Registration Rights Agreement may be amended by the written consent of a majority in principal amount of the Registrable Securities affected by such amendment, qualification, modification, supplement, waiver or consent; and

            NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

      Section 1.  DEFINITIONS; REFERENCES. Unless otherwise specifically defined herein, each term used herein which is defined in the Registration Rights
Agreement shall have the meaning assigned to such term in the Registration
Rights Agreement. Each reference to "HEREOF," "HEREUNDER," "HEREIN," and
"HEREBY" and each other similar reference and each reference to "this Agreement"
and each other similar reference contained in the Registration Rights Agreement shall from after the date hereof refer to the Registration Rights Agreement as amended by this Amendment.

      Section 2.  NEW DEFINITIONS

            "COMMON STOCK INTEREST SHARES" means any shares of Common Stock issued or issuable as interest payments pursuant to the Notes.

----------------------                                    ----------------------
CUSIP No. 82967Y 10 4                   13D                  Page 29 of 39 Pages
----------------------                                    ----------------------

      Section 3.  AMENDED DEFINITIONS. The following definitions set forth in the introductory paragraph and Section 1 of the Registration Rights Agreement are hereby deleted in their entirety and replaced with the following:

            "CERTIFICATE OF DESIGNATIONS" means the form of Amended and Restated
            Certificate of Designations setting forth the rights, powers and preferences of the Securities, attached hereto as Exhibit A.

            "FILING DEADLINE" means the date that is the earlier of (i) 60 days after the date the Notes are converted into the Securities pursuant to the terms of the Notes or (ii) 60 days after the Company has filed all the material required to be filed pursuant to Sections 13,
            14 or 15(d) of the Exchange Act for a period of at least twelve calendar months.

            "NOTES" means the Company's 12.00% Convertible Notes due June 1,
            2011.

            "PIGGY-BACK REGISTRATION" has the meaning given to such term in
            Section 4 of this Amendment.

            "REGISTRABLE SECURITIES" means (i) any Securities, (ii) any Common
            Stock Interest Shares, (iii) any Common Stock issuable upon conversion of the Securities, (iv) any other securities issuable to the Purchaser or its transferee or designee (A) upon any
            distribution with respect to, any exchange for or any replacement of any Securities or Common Stock issued or issuable as interest payments or issuable upon conversion of such securities or (B) upon any conversion, exercise or exchange of any securities issued in connection with any such distribution, exchange or replacement, (v)
            securities issued or issuable upon any stock split, stock dividend, recapitalization or similar event with respect to the foregoing, and
            (vi) any other security issued as a dividend or other distribution with respect to, in exchange for, in replacement or redemption of, or in reduction of the liquidation value of, any of the securities referred to in the preceding clauses, in each case that has not been registered under the Act, unless such Security or Common Stock issued or issuable as interest payments or issuable upon conversion of such Security has been sold in compliance with Rule 144 under the
            Act or any successor provision thereto or is eligible for sale pursuant to Rule 144(k) under the Act or any successor provision thereto.

      Section 4.  PIGGYBACK REGISTRATION.  The first sentence of Section 3(a)
of the Registration Rights Agreement is hereby deleted in its entirety and replaced with the following:

----------------------                                    ----------------------
CUSIP No. 82967Y 10 4                   13D                  Page 30 of 39 Pages
----------------------                                    ----------------------

            "If at any time during the five-year period starting on the earlier of the date the Notes are converted into the Securities or the issuance of any Common Stock Interest Shares, the Company proposes to file a registration statement under the Securities Act with respect to an underwritten public offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities, by the Company for its own account or for stockholders of the Company for their account (or by the Company and by stockholders of the Company), and the
            registration form to be used may be used for the registration of
            Registrable Securities, other than a registration statement (i)
            filed pursuant to Section 2, (ii) filed in connection with any employee stock option or other benefit plan, (iii) for an exchange offer or offering of securities solely to the Company's directors, members of management, employees, consultants or sales agents, distributors or similar representatives of the Company or its direct or indirect subsidiaries or senior executives of Persons controlled by an Affiliate of the Company, (iv) for an offering of debt that is convertible into equity securities of the Company, (v) for a dividend reinvestment plan, (vi) otherwise filed on Form S-4 or Form
            S-8 or any successor forms, or (vii) covering only securities proposed to be issued in exchange for securities or assets of another entity, then the Company shall (x) give written notice of such proposed filing to the holders of Registrable Securities as soon as practicable but in no event less than ten (10) days before the anticipated filing date, which notice shall describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing underwriter or underwriters of the offering, and (y) offer to the holders of Registrable Securities in such notice the opportunity to register the sale of such number of shares of Registrable Securities as such holders may request in writing within five (5) days following receipt of such notice (a "PIGGY-BACK REGISTRATION"), provided that any Piggy-Back Registration relating to a registration statement requested under Section 3.1 of the Existing Registration
            Rights Agreement shall be subject to the written consent of holders holding at least a majority (by number of shares) of the Registrable
            Securities (as such term is defined in the Existing Registration
            Rights Agreement) proposed to be sold in such registration."

      Section 5.  LISTING OF COMMON STOCK.  Section 4(o) of the Registration
Rights Agreement is hereby deleted in its entirety and replaced with the following:

----------------------                                    ----------------------
CUSIP No. 82967Y 10 4                   13D                  Page 31 of 39 Pages
----------------------                                    ----------------------

            "The Company will use all reasonable best efforts to cause the
            Common Stock issuable upon conversion of the Securities and the
            Common Stock Interest Shares to be listed on each securities exchange, over-the-counter market, or respective counterpart, if any, on which any shares of Common Stock are then listed.

      Section 6.  Registration Expenses.  Section 5(a)(v) of the Registration
Rights Agreement is hereby deleted in its entirety and replaced with the following:

            "all application and filing fees in connection with listing Common
            Stock issuable upon conversion of the Securities and the Common
            Stock Interest Shares on a national securities exchange or automated quotation system pursuant to the requirements hereof; and"

      Section 7.  ADDITIONAL DIVIDENDS UNDER CERTAIN CIRCUMSTANCES.  The
first sentence of Section 8(c) of the Registration Rights Agreement is hereby deleted in its entirety and replaced with the following:

            "Any amounts of Additional Dividends due pursuant to Section 8(a)
            will be payable as provided in the Certificate of Designations for the payment or accretion of regular dividends with respect to the
            Securities."

      Section 8.  EFFECT OF AMENDMENT. Except as expressly provided in this
Amendment, nothing herein shall affect or be deemed to affect any provisions of the Registration Rights Agreement, and except only to the extent that they may be varied hereby, all of the terms of the Registration Rights Agreement shall remain unchanged and in full force and effect.

      Section 9.  APPLICABLE LAW. This Amendment shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the State of New York without reference to the principles of conflicts of law.

      Section 10. COUNTERPARTS. This Amendment may be executed in counterparts, all of which together shall constitute one agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart.

                             SIGNATURE PAGE FOLLOWS

----------------------                                    ----------------------
CUSIP No. 82967Y 10 4                   13D                  Page 32 of 39 Pages
----------------------                                    ----------------------

            IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the day and year first written above.

                              SIRVA, INC.

                              By:
                                  ----------------------------------------------
                              Name:
                              Title:

                              VALUEACT CAPITAL MASTER FUND, L.P.
                              By: its general partner, VA Partners, LLC

                              By:
                                  ----------------------------------------------
                              Name:
                              Title: Managing Member

                              MLF OFFSHORE PORTFOLIO COMPANY, LP
                              By: its general partner, MLF Cayman GP, Ltd.

                              By: /s/ Matthew L. Feshbach
                                  ----------------------------------------------
                              Name: Matthew L. Feshbach
                              Title: Director

----------------------                                    ----------------------
CUSIP No. 82967Y 10 4                   13D                  Page 33 of 39 Pages
----------------------                                    ----------------------

                                    EXHIBIT A

            FORM OF AMENDED AND RESTATED CERTIFICATE OF DESIGNATIONS

----------------------                                    ----------------------
CUSIP No. 82967Y 10 4                   13D                  Page 34 of 39 Pages
----------------------                                    ----------------------

                AMENDMENT NO. 1 TO REGISTRATION RIGHTS AGREEMENT

            THIS AMENDMENT NO. 1 TO REGISTRATION RIGHTS AGREEMENT (this
"AMENDMENT") is made and entered into as of June 27, 2007, by and among SIRVA,
Inc., a Delaware corporation (the "COMPANY"), ValueAct Capital Master Fund,
L.P., a British Virgin Islands limited partnership ("VALUEACT"), and MLF
Offshore Portfolio Company, L.P., a Cayman Islands limited partnership ("MLF"
and together with ValueAct, the "PURCHASERS"), amending the Registration Rights
Agreement dated as of September 29, 2006 (the "REGISTRATION RIGHTS AGREEMENT")
by and among the Company and the Purchasers.

            WHEREAS, the Company has replaced the Company's 10.00% Convertible
Notes due June 1, 2011 with the Company's 12.00% Convertible Notes due June 1,
2011 to among other matters, increase the interest rate to 12.00% per annum and change the form of payment of interest to shares of Common Stock.

            WHEREAS, the parties wish to amend the Registration Rights Agreement to among other matters, provide for the registration of the Common Stock
Interest;

            WHEREAS, the Registration Rights Agreement may be amended by the written consent of a majority in principal amount of the Registrable Securities affected by such amendment, qualification, modification, supplement, waiver or consent; and

            NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

      Section 1.  DEFINITIONS; REFERENCES. Unless otherwise specifically defined herein, each term used herein which is defined in the Registration Rights
Agreement shall have the meaning assigned to such term in the Registration
Rights Agreement. Each reference to "HEREOF," "HEREUNDER," "herein," and
"HEREBY" and each other similar reference and each reference to "this Agreement"
and each other similar reference contained in the Registration Rights Agreement shall from after the date hereof refer to the Registration Rights Agreement as amended by this Amendment.

      Section 2.  NEW DEFINITIONS

            "COMMON STOCK INTEREST SHARES" means any shares of Common Stock issued or issuable as interest payments pursuant to the Notes.

----------------------                                    ----------------------
CUSIP No. 82967Y 10 4                   13D                  Page 35 of 39 Pages
----------------------                                    ----------------------

      Section 3.  AMENDED DEFINITIONS. The following definitions set forth in the introductory paragraph and Section 1 of the Registration Rights Agreement are hereby deleted in their entirety and replaced with the following:

            "CERTIFICATE OF DESIGNATIONS" means the form of Amended and Restated
            Certificate of Designations setting forth the rights, powers and preferences of the Securities, attached hereto as Exhibit A.

            "FILING DEADLINE" means the date that is the earlier of (i) 60 days after the date the Notes are converted into the Securities pursuant to the terms of the Notes or (ii) 60 days after the Company has filed all the material required to be filed pursuant to Sections 13,
            14 or 15(d) of the Exchange Act for a period of at least twelve calendar months.

            "NOTES" means the Company's 12.00% Convertible Notes due June 1,
            2011.

            "PIGGY-BACK REGISTRATION" has the meaning given to such term in
            Section 4 of this Amendment.

            "REGISTRABLE SECURITIES" means (i) any Securities, (ii) any Common
            Stock Interest Shares, (iii) any Common Stock issuable upon conversion of the Securities, (iv) any other securities issuable to the Purchaser or its transferee or designee (A) upon any
            distribution with respect to, any exchange for or any replacement of any Securities or Common Stock issued or issuable as interest payments or issuable upon conversion of such securities or (B) upon any conversion, exercise or exchange of any securities issued in connection with any such distribution, exchange or replacement, (v)
            securities issued or issuable upon any stock split, stock dividend, recapitalization or similar event with respect to the foregoing, and
            (vi) any other security issued as a dividend or other distribution with respect to, in exchange for, in replacement or redemption of, or in reduction of the liquidation value of, any of the securities referred to in the preceding clauses, in each case that has not been registered under the Act, unless such Security or Common Stock issued or issuable as interest payments or issuable upon conversion of such Security has been sold in compliance with Rule 144 under the
            Act or any successor provision thereto or is eligible for sale pursuant to Rule 144(k) under the Act or any successor provision thereto.

      Section 4.  PIGGYBACK REGISTRATION.  The first sentence of Section 3(a)
of the Registration Rights Agreement is hereby deleted in its entirety and replaced with the following:

----------------------                                    ----------------------
CUSIP No. 82967Y 10 4                   13D                  Page 36 of 39 Pages
----------------------                                    ----------------------

            "If at any time during the five-year period starting on the earlier of the date the Notes are converted into the Securities or the issuance of any Common Stock Interest Shares, the Company proposes to file a registration statement under the Securities Act with respect to an underwritten public offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities, by the Company for its own account or for stockholders of the Company for their account (or by the Company and by stockholders of the Company), and the
            registration form to be used may be used for the registration of
            Registrable Securities, other than a registration statement (i)
            filed pursuant to Section 2, (ii) filed in connection with any employee stock option or other benefit plan, (iii) for an exchange offer or offering of securities solely to the Company's directors, members of management, employees, consultants or sales agents, distributors or similar representatives of the Company or its direct or indirect subsidiaries or senior executives of Persons controlled by an Affiliate of the Company, (iv) for an offering of debt that is convertible into equity securities of the Company, (v) for a dividend reinvestment plan, (vi) otherwise filed on Form S-4 or Form
            S-8 or any successor forms, or (vii) covering only securities proposed to be issued in exchange for securities or assets of another entity, then the Company shall (x) give written notice of such proposed filing to the holders of Registrable Securities as soon as practicable but in no event less than ten (10) days before the anticipated filing date, which notice shall describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing underwriter or underwriters of the offering, and (y) offer to the holders of Registrable Securities in such notice the opportunity to register the sale of such number of shares of Registrable Securities as such holders may request in writing within five (5) days following receipt of such notice (a "PIGGY-BACK REGISTRATION"), provided that any Piggy-Back Registration relating to a registration statement requested under Section 3.1 of the Existing Registration
            Rights Agreement shall be subject to the written consent of holders holding at least a majority (by number of shares) of the Registrable
            Securities (as such term is defined in the Existing Registration
            Rights Agreement) proposed to be sold in such registration."

      Section 5.  LISTING OF COMMON STOCK.  Section 4(o) of the Registration
Rights Agreement is hereby deleted in its entirety and replaced with the following:

            "The Company will use all reasonable best efforts to cause the
            Common Stock issuable upon conversion of the Securities and the
            Common Stock Interest Shares to be listed on each securities exchange, over-the-counter market, or respective counterpart, if any, on which any shares of Common Stock are then listed.

----------------------                                    ----------------------
CUSIP No. 82967Y 10 4                   13D                  Page 37 of 39 Pages
----------------------                                    ----------------------

      Section 6.  REGISTRATION EXPENSES.  Section 5(a)(v) of the Registration
Rights Agreement is hereby deleted in its entirety and replaced with the following:

            "all application and filing fees in connection with listing Common
            Stock issuable upon conversion of the Securities and the Common
            Stock Interest Shares on a national securities exchange or automated quotation system pursuant to the requirements hereof; and"

      Section 7.  ADDITIONAL DIVIDENDS UNDER CERTAIN CIRCUMSTANCES.  The first sentence of Section 8(c) of the Registration Rights Agreement is hereby deleted in its entirety and replaced with the following:

            "Any amounts of Additional Dividends due pursuant to Section 8(a)
            will be payable as provided in the Certificate of Designations for the payment or accretion of regular dividends with respect to the
            Securities."

      Section 8.  EFFECT OF AMENDMENT. Except as expressly provided in this
Amendment, nothing herein shall affect or be deemed to affect any provisions of the Registration Rights Agreement, and except only to the extent that they may be varied hereby, all of the terms of the Registration Rights Agreement shall remain unchanged and in full force and effect.

      Section 9.  APPLICABLE LAW. This Amendment shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the State of New York without reference to the principles of conflicts of law.

      Section 10. COUNTERPARTS. This Amendment may be executed in counterparts, all of which together shall constitute one agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart.

                             SIGNATURE PAGE FOLLOWS

----------------------                                    ----------------------
CUSIP No. 82967Y 10 4                   13D                  Page 38 of 39 Pages
----------------------                                    ----------------------

            IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the day and year first written above.

                              SIRVA, INC.

                              By:
                                  ----------------------------------------------
                              Name:
                              Title:

                              VALUEACT CAPITAL MASTER FUND, L.P.
                              By: its general partner, VA Partners, LLC

                              By:
                                  ----------------------------------------------
                              Name:
                              Title: Managing Member

                              MLF OFFSHORE PORTFOLIO COMPANY, LP
                              By: its general partner, MLF Cayman GP, Ltd.

                              By: /s/ Matthew L. Feshbach
                                  ----------------------------------------------
                              Name: Matthew L. Feshbach
                              Title: Director

----------------------                                    ----------------------
CUSIP No. 82967Y 10 4                   13D                  Page 39 of 39 Pages
----------------------                                    ----------------------

                                    EXHIBIT A

            FORM OF AMENDED AND RESTATED CERTIFICATE OF DESIGNATIONS